Table of Contents

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated November 22, 2022, except for Note 2 for which the date is June 2, 2023 in Amendment No. 3 to Form F-1, under the Securities Act of 1933 (File No. 333-269068) with respect to the balance sheets of Earlyworks Co., Ltd. (collectively the “Company”) as of April 30, 2021 and 2022, and the related statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended April 30, 2022, and the related notes included herein.

We also consent to the reference to our firm under the heading “Experts” in the Prospectus.

San Mateo, California	WWC, P.C.
June 2, 2023	Certified Public Accountants
PCAOB ID: 1171